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Exhibit 12

RITE AID CORPORATION AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

        We have calculated the ratio of earnings to fixed charges in the following table by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income from continuing operations plus fixed charges, before capitalized interest. Fixed charges include interest, whether expensed or capitalized, amortization of debt expense, preferred stock dividend requirement and that portion of rental expense which is representative of the interest factor in those rentals.

	Year Ended
	March 4, 2017	February 27, 2016	February 28, 2015	March 1, 2014	March 2, 2013
	(53 Weeks)	(52 Weeks)	(52 Weeks)	(52 Weeks)	(52 Weeks)
	(dollars in thousands)
Fixed charges:
Interest expense	$431,991	$449,574	$397,612	$424,591	$515,421
Interest portion of net rental expense(1)	339,105	324,449	321,495	317,592	317,080

Fixed charges before capitalized interest and preferred stock dividend requirements	771,096	774,023	719,107	742,183	832,501
Preferred stock dividend requirements(2)	—	—	—	16,636	21,056
Capitalized interest	195	196	145	197	399

Total fixed charges	771,291	774,219	719,252	759,016	853,956
Earnings:
Income before income taxes	48,445	278,404	426,820	250,218	7,505
Preferred stock dividend requirements(2)	—	—	—	(16,636)	(21,056)
Fixed charges before capitalized interest	771,096	774,023	719,107	758,819	853,557

Total adjusted earnings	819,541	1,052,427	1,145,927	992,401	840,006

Earnings to fixed charges excess (deficiency)	$48,250	$278,208	$426,675	$233,385	$(13,950)

Ratio of earnings to fixed charges(3)	1.06	1.36	1.59	1.31	—

(1)
The interest portion of net rental expense is estimated to be equal to one-third of the minimum rental expense for the period.

(2)
The preferred stock dividend requirement is computed as the pre-tax earnings that would be required to cover preferred stock dividends.

(3)
For the year ended March 2, 2013, earnings were insufficient to cover fixed charges by approximately $14.0 million. For the years ended March 1, 2014, February 28, 2015, February 27, 2016, and March 4, 2017 earnings were sufficient to cover fixed charges by approximately $233.4 million, $426.7 million, $278.2 million, and $48.3 million, respectively.

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  Exhibit 12
RITE AID CORPORATION AND SUBSIDIARIES STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES